SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  January, 2010

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR RESTORE
S ALL ITALIAN DOMESTIC FLIGHTS,

AS AGREEMENT REACHED WITH ENAC THAT
ALL
PASSENGERS WILL PROVIDE PASSPORT OR EU/EEA ID CARDS

Ryanair, Italy's favourite airline
,
 today (7
th
 Jan
 10
) announced that it would restore all its Italian domestic flights - without interruption - from January 23 rd
 next, as Ryanair and ENAC today reached agreement that all passengers intending to travel on Ryanair's domestic Italian flights will provide either a passport or valid EU/EEA National Identity Card in full
compliance with
the
 security requirements, which apply on all Ryanair flights across the EU.

Because Ryanair operates a policy of 100% web check-in, it is imperative for the safety and security of all Ryanair flights
,
 that cabin crew and boarding gate agents can
readily identify
 all intending passengers and th
i
s
is
why Ryanair requires
all passengers to produce
either a passport or
a
n EU/EEA National Identity Card, regardless of whether the flight is an international or domestic flight in Europe.

Ryanair welcomes today's agreement with ENAC which
enhances
 the ID and security requirements on all Italian domestic flights and looks forward to the uninterrupted continuation of Ryanair's domestic Italian flights from
 23
rd
 January next.

Speaking in
Rome
, Ryanair's Director of Ground Operations, Adrian Dunne said:

"We are pleased that today's agreement with ENAC will allow Ryanair's domestic flights in
Italy
 to continue uninterrupted after 23
rd
 January next. We believe that ENAC's new Ordinanza, which requires all passengers on domestic Italian flights to produce either
 a passport or an approved EU/EEA National Identity Card
 at the airport, enhances the safety and security of domestic flights within
Italy
.

"
We would like to thank ENAC's Director General, Mr Alessio Quaranta and the Italian authorities for their help and assistance in resolving this dispute, and we will now be contacting all passengers with bookings on Ryanair's
 Italian
 domestic flights after the 23
rd
 January to reassure them that their flights will operate as scheduled, without interruption and to ensure
that all passengers travelling on these flights
will
produce either a passport or
an
approved EU/EEA National Identity Card, as they agreed to at the time of booking their flights on
www.ryanair.com
."

Ends
.

                              Thursday, 7
th
 January 2010

For further information:
Stephen McNamara- Ryanair

Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1271

Tel: 00 353 1 4980 300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  07 Januay, 2010

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary